Exhibit (a)(5)(i)

For further information contact:
Joey B. Hogan, President
 JHogan@covenantlogistics.com
Tripp Grant, Chief Accounting Officer
TGrant@covenantlogistics.com
For copies of Company information contact:
Brooke McKenzie, Executive Administrative Assistant
BMcKenzie@covenantlogistics.com

COVENANT LOGISTICS GROUP, INC. TO COMMENCE MODIFIED DUTCH AUCTION TENDER
OFFER TO PURCHASE UP TO $40.0 MILLION OF ITS CLASS A SHARES
CHATTANOOGA, TENNESSEE—August 9, 2021—Covenant Logistics Group, Inc. (NASDAQ/GS: CVLG) (“Covenant” or the “Company”) announced today that it commenced a modified Dutch Auction tender offer to purchase up to $40.0 million of its Class A common stock, or such lesser number of shares of its Class A common stock as are properly tendered and not properly withdrawn, at a price not less than $21.00 nor greater than $23.00 per share of Class A common stock, to the seller in cash, less any applicable withholding taxes and without interest. The offer is made upon the terms and subject to the conditions described in the offer to purchase and in the related letter of transmittal. The closing price of Covenant’s Class A common stock on the Nasdaq on August 6, 2021, the last full trading day before the commencement of the tender offer, was $20.27 per share. The tender offer is scheduled to expire at one minute after 11:59 P.M., New York City time, on September 3, 2021, unless the offer is extended.
Covenant’s decision to commence the tender offer is based on its confidence in the long-term outlook for the business, enhanced by its continued execution of its strategic plan, and is consistent with Covenant’s balanced approach to capital allocation. Covenant believes that the tender offer represents an efficient mechanism to provide the Company’s stockholders with the opportunity to tender all or a portion of their stock and thereby receive a return of some or all of their investment in the Company if they so elect. The tender offer provides stockholders with an opportunity to obtain liquidity with respect to all or a portion of their stock without the potential disruption to the stock price of the Company.
The tender offer is not contingent upon obtaining any financing. However, the tender offer is subject to a number of other terms and conditions, which are described in detail in the offer to purchase. Specific instructions and a complete explanation of the terms and conditions of the tender offer will be contained in the offer to purchase, the letter of transmittal and the related materials, which will be mailed to stockholders of record shortly after commencement of the tender offer.
None of the Company, the members of its Board of Directors, the information agent or the depositary makes any recommendation as to whether any stockholder should participate or refrain from participating in the tender offer or as to the price or prices at which stockholders may choose to tender their shares in the tender offer.
Georgeson LLC will serve as information agent for the tender offer. Scudder Law Firm, P.C., L.L.O., is serving as counsel to the Company for the tender offer. Stephens Inc. is serving as financial advisor to the Company in connection with the tender offer.  Stockholders with questions, or who would like to receive additional copies of the tender offer documents, may call Georgeson LLC at (888) 607-9107 (toll free).
About Covenant Logistics Group, Inc.
Covenant Logistics Group, Inc., through its subsidiaries, offers a portfolio of transportation and logistics services to customers throughout the United States. Primary services include asset-based expedited and dedicated truckload capacity, as well as asset-light warehousing, transportation management, and freight brokerage capability.  In addition, Transport Enterprise Leasing is an affiliated company providing revenue equipment sales and leasing services to the trucking industry. Covenant's Class A common stock is traded on the NASDAQ Global Select market under the symbol, “CVLG.”

Additional Information Regarding the Tender Offer
This press release is for informational purposes only. This press release is not a recommendation to buy or sell our Class A common stock or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell our Class A common stock or any other securities. Covenant will be filing today a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and related materials, with the United States Securities and Exchange Commission (the “SEC”). The tender offer will only be made pursuant to the offer to purchase, letter of transmittal and related materials filed as a part of the Schedule TO. Stockholders should read carefully the offer to purchase, letter of transmittal and related materials because they contain important information, including the various terms of, and conditions to, the tender offer. Stockholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that Covenant will be filing with the SEC at the SEC’s website www.sec.gov or from Covenant’s website of https://www.covenantlogistics.com/.
Covenant Logistics Group, Inc. Additional Information
This document contains forward-looking statements about Covenant that speak only as of the communication made. Covenant disclaims any obligation to update these statements except as required by law. Forward-looking statements in this document may include, but are not limited to, statements regarding tender offer pricing, benefits and timing, and subsequent share repurchase expectations. Many risks, contingencies and uncertainties could cause actual results to differ materially from Covenant’s forward-looking statements. Among these factors are: the risk that the tender offer will not commence timely, that the tender offer will not be successful, and that Covenant’s post-tender offer share repurchase intentions may change. Additional information concerning these and other factors can be found in Covenant’s filings with the SEC, including the most recent annual report on Form 10-K (including the information set forth under the caption “Risk Factors”), quarterly reports on Form 10-Q (including the information set forth under the caption “Risk Factors”), and current reports on Form 8-K.

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